

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

*Via U.S. Mail and Facsimile to 011-562-660-2476*

Mr. John Paul Fischer
CorpBanca
Rosario Norte 660
Las Condes, Santiago, Chile

  **Re: CorpBanca**
    **Form 20-F for the Fiscal Year Ended December 31, 2009**
    **Filed June 30, 2010**
    **File No. 001-32305**

Dear Mr. Fischer:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief